UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM N-8F

APPLICATION FILED PURSUANT TO SECTION 8(f) OF THE INVESTMENT COMPANY ACT
OF 1940 (the “Act”) AND RULE 8f-1 THEREUNDER FOR ORDER DECLARING THAT COMPANY
HAS CEASED TO BE AN INVESTMENT COMPANY

I.    General Identifying Information

    Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

    ☒    Merger

    ☐    Liquidation

    ☐    Abandonment of Registration
(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

☐    Election of status as a Business Development Company
(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)
2.    Name of fund: Pathway Capital Opportunity Fund, Inc.

3.        Securities and Exchange Commission File No: 811-22807

4.    Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

    ☐    Initial Application    ☒    Amendment

5.    Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

    10 East 40th Street, 42th Floor
    New York, NY 10016

6.    Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Cynthia R. Beyea
Eversheds Sutherland (US) LLP
700 Sixth Street, NW, Suite 700
Washington, DC 20001
(202) 383-0472

7.    Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a, .31a-2]:
Records relating to its function as investment adviser:

Pathway Capital Opportunity Fund Management, LLC
10 East 40th Street, 42th Floor
New York, NY 10016
(212) 448-0702

Records relating to its function as administrator:

Prospect Administration LLC
10 East 40th Street, 42th Floor
New York, NY 10016
(212) 448-0702

Records relating to its function as transfer agent, distribution paying agent and registrar:

DST Systems, Inc.
430 W. 7th Street, 7th Floor
Kansas City, MO 64105
(866) 655-3650

NOTE:	Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.
8.    Classification of fund (check only one):

    ☒    Management company;

    ☐    Unit investment trust; or

    ☐    Face-amount certificate company.

9.    Subclassification if the fund is a management company (check only one):

☐    Open-end    ☒     Closed-end

10.    State law under which the fund was organized or formed (e.g., Delaware, Massachusetts): Maryland

11.    Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Pathway Capital Opportunity Fund Management, LLC
10 East 40th Street, 42th Floor
New York, NY 10016
(212) 448-0702

12.    Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

Provasi Capital Partners LP.
14675 Dallas Parkway
Suite 600
Dallas, TX 75254

13.    If the fund is a unit investment trust (“UIT”) provide:

    (a) Depositor’s name(s) and address(es): Not Applicable

    (b) Trustee's name(s) and address(es): Not Applicable

14.    Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance     company separate account)?

    ☐ Yes    ☒ No

If Yes, for each UIT state:

    Name(s):

    File No.:

    Business Address:

15.    (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a
Merger, Liquidation or Abandonment of Registration?

    ☒ Yes     ☐ No

If Yes, state the date on which the board vote took place: August 7, 2018

If No, explain:

    (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger,
     Liquidation or Abandonment of Registration?

    ☒ Yes     ☐ No

If Yes, state the date on which the shareholder vote took place: March 15, 2019

If No, explain:

II.    Distributions to Shareholders

16.    Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

    ☒ Yes     ☐ No

    (a) If Yes, list the date(s) on which the fund made those distributions: Pathway Capital Opportunity Fund, Inc. (the “Company”) merged with and into Triton Pacific Investment Corporation, Inc. (“TPIC”). In connection with consummation of such merger (the “Merger”), TPIC, as the combined surviving company, changed its name to TP Flexible Income Fund, Inc. and subsequently changed its name to Prospect Flexible Income Fund, Inc. (“FLEX”). As a result of the Merger, the Company’s shareholders received shares of FLEX’s common stock in exchange for their shares of the Company’s common stock. The merger closed on March 31, 2019. As of the date of this filing, the Company does not have any shareholders.

    (b) Were the distributions made on the basis of net assets?

    ☒ Yes     ☐ No

    (c) Were the distributions made pro rata based on share ownership?

    ☒ Yes     ☐ No

    (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

    (e) Liquidations only:

    Were any distributions to shareholders made in kind?

    ☐ Yes     ☐ No

    If Yes, indicate the percentages of fund shares owned by affiliates, or any other affiliation of             shareholders:

17.    Closed-end funds only:

    Has the fund issued senior securities?

    ☐ Yes     ☒ No

    If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.    Has the fund distributed all of its assets to the fund’s shareholders?

    ☒ Yes     ☐ No

    If No,

    (a) How many shareholders does the fund have as of the date this form is filed?

(b) Describe the relationship of each remaining shareholder to the fund:

19.    Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

    ☐ Yes     ☒ No

    If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.    Assets and Liabilities

20.    Does the fund have any assets as of the date this form is filed?
    (See question 18 above)

    ☐ Yes     ☒ No

    If Yes,

    (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

    (b) Why has the fund retained the remaining assets?

    (c) Will the remaining assets be invested in

    ☐ Yes     ☐ No

21.    Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?
    ☐ Yes     ☒ No

If Yes,

    (a)    Describe the type and amount of each debt or other liability:
    (b)    How does the fund intend to pay these outstanding debts or other liabilities?

IV.    Information About Event(s) Leading to Request For Deregistration
22.    (a)    List the expenses incurred in connection with the Merger or Liquidation:
    (i)    Legal expenses:                    $708,962

    (ii)    Accounting expenses:                $36,030

    (iii)    Other expenses (list and identify separately):
        Proxy Expenses:                     $22,231

    (iv)    Total expenses (sum of lines (i)-(iii) above):         $767,223

    (b)    How were those expenses allocated? See below

    (c)    Who paid those expenses? In general, the Company was allocated and paid its own costs and expenses incurred in connection with the Merger.

    (d)    How did the fund pay for unamortized expenses (if any)? Not applicable
23.    Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?
    ☐ Yes     ☒ No

If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.    Conclusion of Fund Business
24.    Is the fund a party to any litigation or administrative proceeding?
    ☐ Yes     ☒ No
If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:
25.    Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☐ Yes     ☒ No

If Yes, describe the nature and extent of those activities:

VI.    Mergers Only
26.    (a) State the name of the fund surviving the Merger: TP Flexible Income Fund, Inc. (now known as Prospect Flexible Income Fund, Inc.)
    (b)    State the Investment Company Act file number of the fund surviving the merger: 814-00908
    (c)    If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed: A copy of the Amended and Restated Agreement and Plan of Merger was filed as (i) Annex A to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-14 filed by Triton Pacific Investment Corporation, Inc. (File No. 333-226811) with the Commission on February 13, 2019 and (ii) Exhibit 2.1 to the Current Report on Form 8-K filed by TP Flexible Income Fund, Inc. (now known as Prospect Flexible Income Fund, Inc.) with the Commission on April 1, 2019.

    (d)    If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION
The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Pathway Capital Opportunity Fund, Inc., (ii) he is the Chief Executive Officer and President of Pathway Capital Opportunity Fund, Inc., and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of her knowledge, information, and belief.

/s/ M. Grier Eliasek___________________________
M. Grier Eliasek
Chief Executive Officer and President
Pathway Capital Opportunity Fund, Inc.